Neuberger Berman Management LLC 605 Third Avenue New York, NY 10158-3698 Tel 212.476.9000

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Neuberger Berman Management LLC
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(877) 461-1899

NEUBERGER BERMAN REAL ESTATE SECURITIES INCOME FUND
ANNOUNCES PRELIMINARY RESULTS OF ITS TENDER OFFER

NEW YORK, NY, November 30, 2011 — Neuberger Berman Real Estate Securities Income Fund Inc. (NYSEAmex: NRO) (the “Fund”) announced the preliminary results of its tender offer.  The tender offer, which expired at 5:00 p.m. New York time on Tuesday, November 29, 2011 was oversubscribed.  Due to the fact that the number of shares tendered exceeded the number of shares the Fund offered to purchase the Fund will purchase the maximum percentage of outstanding common shares it previously announced on a pro-rata basis in accordance with the number of shares duly tendered by each shareholder and the terms of the Offer to Purchase, including the “odd lot” adjustment.

Based on preliminary information, 15,032,589 shares of common stock were tendered including 772,979 shares that were tendered through notice of guaranteed delivery.  The Fund currently expects that it will announce the final results of the tender offer on Monday, December 5, 2011, the business day after the expiration of the period for delivering shares tendered by guaranteed delivery.

About Neuberger Berman

Neuberger Berman Group LLC is one of the world’s leading independent, employee-controlled asset management companies. As of September 30, 2011, assets under management were approximately $183 billion. Established in 1939, Neuberger Berman is a leader in a broad range of global investment solutions – equity, fixed income, and alternatives – to institutions and individuals through customized separately managed accounts, mutual funds and alternative investment products. For more information please visit our website at www.nb.com.

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Statements made in this release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund’s performance, a general downturn in the economy, competition from other closed-end investment companies, changes in government policy or regulation, inability of the Fund’s investment manager to attract or retain key employees, inability of the Fund to implement its investment strategy, inability of the Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.